Exhibit 99.1

BEP Diamond Topco L.P. (Parent Company of Ulterra Holdings, Inc. and Ulterra Drilling Technologies, L.P.) Consolidated Financial Statements As of and for the year ended December 31, 2022

BEP Diamond Topco L.P.

(Parent Company of Ulterra Holdings, Inc. and Ulterra Drilling Technologies L.P.)

Independent Auditor’s Report

Interest Holders and Board of Directors

BEP Diamond Topco L.P.

Fort Worth, Texas

Opinion

We have audited the consolidated financial statements of BEP Diamond Topco L.P. (the “Company”) which comprise the consolidated balance sheet as of December 31, 2022, the related consolidated statement of operations and comprehensive income (loss), owners’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP

Dallas, Texas

March 1, 2023

BEP Diamond Topco L.P.

Consolidated Balance Sheet

(In thousands)

December 31, 2022
ASSETS
Current assets

Cash	$51,005
Restricted cash	3,294
Receivables, net of allowance of $3,034	70,086
Income tax receivable	1,402
Inventories, net	25,089
Prepaid and other current assets	7,474
Derivative asset	13,182

Total current assets	171,532
Rental equipment, net	43,449
Property, plant and equipment, net	25,118
Derivative asset, net of current portion	2,057
Lease right of use assets, operating	7,972
Goodwill	147,314
Intangibles, net	249,560
Deferred income taxes	333

Total assets	$647,335

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$16,810
Accrued liabilities	18,849
Current maturities - long-term debt	4,150
Operating lease, current	2,319
Finance lease, current	3,600

Total current liabilities	45,728
Long-term debt, net of current maturities and discount	384,795
Operating lease, net of current portion	5,726
Finance lease, net of current portion	1,616
Deferred income taxes	59,749

Total liabilities	497,614
Commitments and contingencies - Note 8
Owners’ equity
Partners’ interests	378,791
Accumulated deficit	(244,118)
Accumulated other comprehensive income	12,723

Total owners’ equity attributable to controlling interests	147,396
Non-controlling interests	2,325

Total equity	149,721

Total liabilities and equity	$647,335

See accompanying notes to the consolidated financial statements.

BEP Diamond Topco L.P.

Consolidated Statement of Operations and Comprehensive Income (Loss)

(In thousands)

Year Ended December 31,
2022
Revenues
Equipment rentals	$331,625
Equipment sales and services	38,561

Total revenues	370,186
Operating expenses
Cost of equipment rentals	138,621
Cost of equipment sales and services	16,772
Selling, general and administrative	139,175

Total operating expenses	294,568

Operating income	75,618
Interest expense	(28,038)
Other, net	(5,084)

Income (loss) before income taxes	42,496
Income tax (expense) benefit	(13,323)

Net income (loss)	29,173
Net income attributable to non-controlling interests	1,484

Net income (loss) attributable to controlling interests	$27,689

Comprehensive income (loss)
Change in fair market value of interest rate swaps, net of tax expense of ($2,617)	9,843
Foreign currency translation adjustments, net of tax of $0	(546)

Comprehensive income (loss) attributable to controlling interests	$36,986

See accompanying notes to the consolidated financial statements.

BEP Diamond Topco L.P.

Consolidated Statement of Owners’ Equity

(In thousands, except unit amounts)

	Year Ended December 31, 2022
	Partners’ Interests			Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Owners’ Equity	Non-controlling Interests	Total Equity
	Units	Value	Amount
December 31, 2021	374,019	$—	$376,939	$(271,807)	$3,426	$108,558	$841	$109,399
Net income	—	—	—	27,689	—	27,689	1,484	29,173
Foreign currency translation, net of tax expense of $0	—	—	—	—	(546)	(546)	—	(546)
Interest rate swap, net of tax expense of $(2,617)	—	—	—	—	9,843	9,843	—	9,843
Repurchase Class D Units	(50)	—	(50)	—	—	(50)	—	(50)
Equity based compensation	—	—	1,902	—	—	1,902	—	1,902

December 31, 2022	373,969	$—	$378,791	$(244,118)	$12,723	$147,396	$2,325	$149,721

See accompanying notes to the consolidated financial statements.

BEP Diamond Topco L.P.

Consolidated Statement of Cash Flows

(In thousands)

Year Ended December 31,
2022
Cash flows from operating activities
Net Income (loss)	$29,173
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	72,650
Amortization of deferred financing costs	3,248
Deferred income taxes	(568)
Equity based compensation	1,902
Provision for credit losses	942
Provision for inventory	143
Gain on sale of equipment	(17,158)
Change in operating assets and liabilities
Receivables	(8,068)
Income tax receivable	6,938
Inventories	(9,243)
Prepaid and other current assets	(1,380)
Accounts payable	(4,328)
Accrued liabilities	(3,290)

Net cash provided by operating activities	70,961
Cash flows used in investing activities
Purchases of property, plant and equipment	(3,759)
Capital expenditures for rental equipment	(83,288)
Proceeds from sale of equipment	49,530

Net cash used in investing activities	(37,517)
Cash flows used in financing activities
Repayments of debt	(4,150)
Repayments of finance lease right of use liabilities	(2,750)
Repurchase of Class D Common Shares	(50)

Net cash used in financing activities	(6,950)
Effect of exchange rates on cash and restricted cash	4,360

Net change in cash and restricted cash	30,854
Cash and restricted cash, beginning of period	23,445

Cash and restricted cash, end of period	$54,299

Supplemental disclosures of cash flow information
Income taxes paid	$11,713
Interest paid	$24,308
Non-cash investing and financing activities
Property and equipment acquired under finance leases	$5,748
Right of use assets obtained in exchange for operating lease obligations	$658

See accompanying notes to the consolidated financial statements.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

1. Organization and Nature of Operations

Organization

BEP Diamond Topco L.P. (the parent company of Ulterra Holdings, Inc. and Ulterra Drilling Technologies L.P.) is a holding company headquartered in Fort Worth, Texas. BEP Diamond Topco L.P. is a Delaware limited partnership that was formed on October 8, 2018. The general partner of BEP Diamond Topco L.P. is BEP Diamond Topco LLC. BEP Diamond Topco L.P. was formed for the purpose of holding an investment in its wholly-owned subsidiary, BEP Diamond Holdings Corp. (“BEP Diamond Holdings”). BEP Diamond Holdings was formed for the purpose of holding an investment in its wholly-owned subsidiary, BEP Ulterra Holdings, Inc. (f.k.a., ASP Ulterra Holdings, Inc.). BEP Ulterra Holdings, Inc. was formed for the purpose of holding an investment in its wholly-owned subsidiary, Ulterra Holdings, Inc. (“Holdings”). Holdings was formed for the purpose of holding an investment in its indirect wholly-owned subsidiary, Ulterra Drilling Technologies, L.P. (“UDT”), a Texas limited partnership formed for the purpose of distributing drilling equipment either directly or indirectly through its subsidiaries. Additionally, UDT holds a 75% ownership interest in Ulterra Arabia LLC (“UA”), which was formed for the purpose of distributing drilling equipment in Saudi Arabia (see Note 2 – Summary of Significant Accounting Policies, Basis of Presentation). BEP Diamond Topco L.P. and its subsidiaries are collectively referred to as the “Company”.

Nature of Operations

The Company is a manufacturer and global distributor of drilling equipment through its locations in North America and internationally, which are geographically positioned to serve the energy and mining markets in over 20 countries. The Company’s drilling equipment is used in oil and gas exploration and production and in mining operations. The Company has manufacturing facilities located in Fort Worth, Texas, Leduc, Alberta and Saudi Arabia and repair facilities located in Argentina, Colombia, and Oman.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). These financial statements reflect the accounts and operations of the Company and its subsidiaries in which the Company has a controlling financial interest. Ulterra Arabia LLC is a joint venture between Ulterra Drilling Technologies, L.P. and Gas & Oil Technologies LLC and was formed on November 15, 2016 to distribute drilling equipment in Saudi Arabia. Ulterra Drilling Technologies, L.P. owns 75% of UA’s shares of stock and, as a result, UA is included in the Company’s consolidated balance sheet, results of operations and cash flows. The 75% stock ownership by Ulterra Drilling Technologies, L.P. and 25% stock ownership by Gas & Oil Technologies LLC is used in the allocation of earnings and equity to the owners of the Company and to the non-controlling interests. All significant intercompany transactions and accounts have been eliminated.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Restricted Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the statement of cash flows for the year ended December 31, 2022:

December 31 2022
Cash	$51,005
Restricted cash	3,294

Total cash and restricted cash	$54,299

Restricted cash includes amounts restricted as cash collateral for the issuance of standby letters of credit.

Accounts Receivable and Credit Losses

In addition to operating lease receivables, our trade receivables include receivables from equipment sales, and parts and service sales. Under Topic 606 (Revenue from Contracts with Customers), revenue is recognized when, among other criteria, it is probable that the entity will collect the consideration to which it is entitled for goods or services transferred to a customer. At the point that these trade receivables are recorded, they become subject to the current expected credit loss model and estimates of expected credit losses over their contractual life will be required to be recorded at inception based on historical information, current conditions, and reasonable and supportable forecasts.

The Company grants credit to its customers, which operate in the energy and mining industries. Concentrations of credit risk are limited because the Company has a large number of geographically diverse customers, thus spreading trade credit risk. The Company controls credit risk through credit evaluations, credit limits and monitoring procedures and credit insurance. The Company performs ongoing credit evaluations of its customers’ financial condition and extends credit to its customers on an uncollateralized basis. In the event of non-performance of the Company’s customers, the maximum exposure to the Company is the net outstanding accounts receivable balance.

The Company estimates its provision for losses on uncollectible accounts by incorporating assessments of past collection experience and current market events or indicators to estimate future expected losses. This process consists of a review of historical collection experience, current aging status of the customer accounts, and current market conditions. Based on these factors, the Company will establish or adjust allowances using historical loss rates for overall exposures as well as for specific customers when events or circumstances come to its attention that may indicate future losses may be expected. The Company believes that the allowance for credit losses is adequate to cover potential bad debt losses under current conditions; however, uncertainties regarding changes in the financial condition of its customers, either adverse or positive, could impact the amount of any additional provision that may be required. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance and a decrease to receivables.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

An analysis of the changes in the allowance for credit losses is as follows:

Year Ended December 31, 2022
Allowance, beginning of period	$2,132
Provision for bad debts	1,604
Write-offs, net	(662)
Foreign currency translation	(40)

Allowance, end of period	$3,034

Inventories

Inventories are stated at the lower of cost or net realizable value, with raw material cost being determined on the first-in, first-out (“FIFO”) basis and work-in-process and finished goods cost being determined based upon standard costs, which approximates actual. The Company regularly reviews inventory quantities and records a provision for excess and/or obsolete inventory that reduces the cost basis of the inventory.

December 31, 2022
Inventories
Raw materials	$24,939
Work in process	179
Finished goods	1,115
Less: inventory reserves	(1,144)

Total	$25,089

An analysis of the changes in inventory reserves is as follows:

Year Ended December 31, 2022
Inventory reserves:
Beginning balance	$1,022
Additions charged to expenses	143
Foreign currency translation	(21)

Ending balance	$1,144

Rental Equipment

Rental equipment is comprised of drill bits and downhole tools manufactured by the Company and primarily held for rental to customers. Rental equipment is carried at cost, net of accumulated depreciation. Repairs and maintenance costs are charged to expense as incurred. Rental equipment is subject to technological obsolescence and wear and tear, and no salvage value is assigned to it. The Company continues to lease rental equipment after it has been fully depreciated if it remains in acceptable condition and meets acceptable technical standards. The Company derecognizes the cost and accumulated depreciation of fully depreciated assets that are not expected to generate future revenues. The cost and any accumulated depreciation for rental equipment that is retired or sold are eliminated from the respective accounts and any revenues and expenses and gains or losses thereon are reflected in the accompanying consolidated statement of operations. Rental equipment is depreciated over its estimated useful life.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Depreciation expense on rental equipment totaled $42.2 million for the year ended December 31, 2022, and is included in cost of equipment rentals in the accompanying consolidated statement of operations.

Estimated useful lives and balances of the major classes of rental equipment are as follows:

	Estimated Useful Lives	December 31, 2022
Matrix PDC bits	3-5 rentals	$55,088
Steel PDC bits	7-9 rentals	44,948
Downhole tools	4-6 rentals	723

Total rental equipment		100,759
Less: accumulated depreciation		(57,310)

Rental equipment, net		$43,449

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and depreciation expense is computed using the straight-line method over the estimated useful life. Expenditures for major renewals and betterments that extend the useful lives of property, plant and equipment are capitalized. Repairs and maintenance costs are charged to expense as incurred. The cost and accumulated depreciation for assets retired or sold is eliminated from the respective accounts and any gains or losses thereon are reflected in the accompanying consolidated statement of operations and comprehensive income (loss) in the respective period. Depreciation expense on property, plant and equipment totaled $7.2 million for the year ended December 31, 2022 and is included in selling, general and administrative expense in the consolidated statement of operations.

Estimated useful lives and balances of the major classes of property, plant and equipment are as follows:

	Estimated Useful Lives	December 31, 2022
Buildings and leasehold improvements(1)	3 - 25 years	$6,516
Machinery and equipment	3 - 10 years	27,274
Office furniture and equipment	3 - 10 years	6,384
Vehicles	2 years	15,702

Total		55,876
Less: accumulated depreciation		(33,016)

Total depreciable property plant and equipment		22,860
Land		2,258

Property, plant and equipment, net		$25,118

(1)

Leasehold improvements are amortized over the shorter of the realized estimated useful life of the leased asset or the term of the respective leases. The amortization period ranges from three to seven years.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Accrued Liabilities

Accrued liabilities consist of:

December 31, 2022
Compensation and other related expenses	$15,358
Income and other taxes	3,491
Current portion - derivative liability	—
Other accrued liabilities	—

Total accrued liabilities	$18,849

Intangible assets

Intangible assets consist of trade names, customer relationships, developed technology and covenants not to compete. Customer relationships, developed technology and covenants not to compete are stated at their estimated fair value at the date of acquisition, less amortization. Customer relationships are amortized using the straight-line method over their estimated useful lives of 15 years, which approximates the period of economic benefit, developed technology is amortized over its estimated useful life of 10 years, and covenants not to compete are amortized over their estimated useful lives of ranging from 2 to 3 years using the straight-line method. Trade names are stated at their estimated fair value at the date of acquisition less any recognized impairment losses. Trade names are not amortized, as their useful lives are considered indefinite, but are subject to annual impairment testing.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of rental equipment, property, plant and equipment and amortizable intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of those assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of those assets is not recoverable, the carrying amount of such assets is reduced to fair value. In addition to the recoverability assessment, the Company routinely reviews the remaining estimated useful lives of those assets. If the Company revises the estimated useful life assumption for any of those assets, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

There were no events or circumstances during the year ended December 31, 2022 , that indicated the carrying amount of rental equipment, property, plant and equipment and amortizable intangible assets may not be recoverable.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill from acquisitions is recorded as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired.

The Company performs an annual impairment test of goodwill on a qualitative or quantitative basis for each of our reporting units as of October 1, or more frequently when circumstances indicate an impairment may exist at the reporting unit level. When performing the annual impairment test, we have the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, we are then required to perform a quantitative impairment assessment of goodwill. However, if the assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of each reporting unit with its fair value, which is generally calculated using a combination of market, comparable transaction and discounted cash flow approaches. Our reporting units are the same as our three reportable segments.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

We also test goodwill for impairment whenever events or circumstances occur which, in our judgment, could more likely than not reduce the fair value of one or more reporting units below its carrying value. Potential impairment indicators include, but are not limited to, (i) the results of our most recent annual or interim impairment testing, in particular the magnitude of the excess of fair value over carrying value observed, (ii) downward revisions to internal forecasts, and the magnitude thereof, if any, and (iii) declines in the oil and gas exploration and development industry or oil and natural gas commodity markets, and the magnitude and duration of those declines, if any. We completed our annual impairment test as of October 1 and determined in our qualitative assessment (step 0) that it is more likely than not that the fair value of each reporting unit is greater than the carrying amount of each reporting unit, resulting in no goodwill impairment. Between our annual test date of October 1, 2022 and December 31, 2022, we did not identify any indicators that would lead to a determination that it is more likely than not the fair value of any reporting unit is less than its carrying value. There can be no assurances that future sustained declines in macroeconomic or business conditions affecting our industry will not occur, which could result in goodwill impairment charges in future periods.

Foreign Currency

The individual financial statements of each foreign subsidiary of the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded in the functional currency using the exchange rates prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are remeasured at the rates prevailing on the balance sheet date. Exchange differences arising on the settlement of monetary items, and on the remeasurement of monetary items, are included in the consolidated statement of operations for the period. Net foreign currency transaction losses totaled approximately $5.1 million for the year ended December 31, 2022.

Debt Discounts and Debt Issuance Costs

Costs incurred for issuing debt are deferred and amortized using either the effective interest method or the straight-line method (if it approximates the effective interest method) over the life of the related debt. These costs include any original issue discount or other debt discount or premium on debt in addition to debt issuance costs incurred. Debt issuance costs and debt discounts, net of accumulated amortization, are presented as reduction of the related long-term debt balance on the accompanying consolidated balance sheet.

Environmental Liabilities

When environmental assessment or remediation is probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

Contingencies

The Company accrues for costs relating to litigation claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company’s previous judgments with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

In circumstances where the most likely outcome of a contingency can be reasonably estimated, the Company accrues a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than others, the low end of the range is accrued.

Concentrations of Credit and Supplier Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Credit risk can be negatively impacted by adverse changes in the economy or by disruptions in the credit markets. However, we believe that credit risk with respect to trade accounts receivable is somewhat mitigated by our large number of geographically diverse customers and our credit evaluation procedures. We establish specific reserves for certain customer accounts when there is an expectation of future or known collection problems due to insolvency, disputes or other collection issues. The allowance for credit losses is charged with the write-off of uncollectible customer accounts.

No single customer represented more than 10% of the Company’s revenue for the year ended December 31, 2022. No single customer had an accounts receivable balance more than 10% of the Company’s trade receivables as of December 31, 2022. The Company had two customers as of December 31, 2022 with an accounts receivable balance that combined, comprised 14.7% of the total trade receivables. The Company does not believe that risk associated with these customers will have an adverse effect on the business.

The Company maintains its cash deposits with established commercial banks. At times, balances may exceed federally insured limits. We have not experienced any losses in such accounts and do not believe that we are exposed to any significant credit risk associated with our cash deposits.

During the year ended December 31, 2022, the Company had one major vendor that comprised 10.4% of the Company’s total purchases. While alternative sources exist, the risk associated with the loss of a critical vendors could have a temporary adverse effect on the Company. The Company had three vendors as of December 31, 2022 making up 42% of total trade payable.

Related Party Transactions

The Company has a support and services agreement with Blackstone Management Partners L.L.C. (“BMP”), affiliated with The Blackstone Group L.P. (“Blackstone”). Under the support and services agreement, the Company has agreed to reimburse BMP for any out-of-pocket expenses incurred by BMP and its affiliates and to indemnify BMP and its affiliates and related parties, in each case, in connection with the acquisition of ASP Ulterra Holdings, Inc. by BEP Ulterra Holdings Inc. (the “Acquisition”) on November 26, 2018 (the “Acquisition Date”) and the provision of services under the support and services agreement. Additionally, under the support and services agreement, the Company engaged BMP to arrange for Blackstone’s portfolio operations group to provide support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s private equity portfolio companies of a type and amount determined by such portfolio services group to be warranted and appropriate. The Company did not incur any expenses for the year ended December 31, 2022 in connection with this agreement.

The support and services agreement governs the respective rights, responsibilities and obligations of each party with respect to taxes and tax benefits, the filing of tax returns, the control of audits, and other tax matters. The Company did not recognize any amounts related to the tax provisions of the agreement for the year ended December 31, 2022.

Revenue Recognition

The Company manufactures and distributes drilling equipment, comprised of drill bits and downhole tools, to customers in the oil and gas exploration and mining industries. All of the Company’s contracts with customers have terms of less than one year. Therefore, the Company does not adjust for any significant financing component or disclose the value of unsatisfied performance obligations related to customer contracts. We recognize revenue in accordance with two accounting standards: 1) Topic 842 and 2) Topic 606.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Revenues from Equipment Rentals (Topic 842)

The Company’s revenues are primarily generated from the rental of drilling equipment and such arrangements contain lease components, as the arrangements provide customers with the right to control the use of identified assets. Generally, the lease terms in such arrangements are for periods of two to three days, and as of December 31, 2022, no agreement had a lease term that extended beyond one month. The contracts can be priced as a fixed dollar amount for a single run or priced as a specified dollar amount per foot drilled. A third category of contracts are priced as a specified dollar amount per foot drilled but include a minimum fee. The arrangements may provide customers with renewal or termination options and the Company incorporates such options in the lease term when it is reasonably certain that exercise will occur. Rental arrangements do not provide customers with options to purchase the underlying asset. The Company determined that no non-lease components are present in its lessor rental arrangements and therefore, separation of lease and non-lease components is not required.

The Company recognizes revenue from the rental of drilling equipment over the term of the lease, as all such arrangements qualify as operating leases. The Company mitigates residual value risk of its revenue earning assets by depreciating each item of rental equipment over its estimated useful life, reviewing the equipment for technological obsolescence and wear and tear, and not assigning a salvage value. The Company excludes all sales and other similar taxes collected from customers and remitted to the related taxing authority from consideration in the contract and from variable payments.

Revenues from Equipment Sales and Services (Topic 606)

The Company also sells drilling equipment and provides repair services to customers. The Company recognizes revenue from the sale of drilling equipment and repair services in accordance with the five-step model prescribed by ASC 606, Revenue from Contracts with Customers. The Company does not invoice customers until the Company’s performance obligations have been satisfied. Therefore, the Company’s timing of revenue recognition occurs prior to billings and results in a contract asset in the form of unbilled revenue. Due to the short-term nature of contracts with customers, the amount of unbilled revenue is not material. The Company’s standard payment terms for sales of drilling equipment is 30 days from the invoice date. The Company does not receive payment from customers before a performance obligation is satisfied and therefore does not recognize a contract liability.

The Company sells drilling equipment primarily to customers in international locations through long-term arrangements, which do not include committed volumes until underlying purchase orders are issued. Sales of drilling equipment include engineering services provided while the customer is using the purchased equipment. A purchase order may include multiple drilling tools, for which revenue recognition occurs upon the transfer of control of each individual drill bit or downhole tool to the customer. The related engineering services are not considered a separate performance obligation because they are not distinct. The Company recognizes revenue from the sale of drilling equipment at a point in time when it satisfies its performance obligation by transferring control of the drilling equipment to the customer and engineering services are complete. Control transfers to the customer when it accepts title to and risk of loss of the equipment, which varies by contract.

Since most drilling runs usually last less than one week, the amount of unsatisfied performance obligations at any reporting period-end is not material. As a result, there is no material difference in the nature and timing between equipment sales and equipment sales with engineering services, and the Company does not disclose these revenues separately.

The Company excludes all sales and other similar taxes collected from customers and remitted to the related taxing authority from the transaction price.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Discounts and Rebates

The Company’s contracts with customers may include variable consideration such as volume rebates, discounts for early payment and discounts for late delivery. Early payment discounts are estimated using the most likely amount method and late delivery discounts are calculated using the expected value method.

The Company accounts for volume-based rebates by estimating the anticipated rebate to be paid using the expected value method and allocates a portion of the estimated cost of the rebate to each underlying sales transaction with the customer. The accrued customer rebate is included in accounts payable on the consolidated balance sheet. As of December 31, 2022 the balance of the accrued customer liability was $0.

Refunds and Warranties

The Company estimates returns using the expected value method. As of December 31, 2022, the Company did not recognize a refund liability as the Company has not historically received any significant returns from the sale of drilling equipment.

The Company also provides customers with a warranty that can range from 12 to 18 months that the Company’s drilling equipment is free from defects in materials and workmanship, otherwise the Company will repair or replace the drilling equipment. The Company’s warranty does not provide any other services to customers in addition to the assurance that the drilling equipment is free from defects in materials and workmanship, and therefore the warranty is accounted for in accordance with ASC 460. As of December 31, 2022, the Company did not recognize a warranty liability as the Company has not historically incurred any significant costs under the warranty from the sale of drilling equipment.

Shipping and Handling

The Company’s customer contracts include the shipping of drilling equipment to the customer. The Company determined that freight costs are costs to fulfill performance obligations, and therefore, expenses such costs as they are incurred. These costs are recorded in cost of equipment rentals or cost of equipment sales and services.

Commissions Costs

The Company expenses commissions paid to sales and third-party agents when incurred on the sale of each drill bit or downhole tool as the amortization period for the costs are less than one year. These costs are recorded in selling, general and administrative expenses.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement basis and tax basis of assets and liabilities as well as net operating loss or other tax credit carryforwards, if any, and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized.

For uncertain tax positions, the Company accrues for losses it believes are probable and can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for each uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. If the amounts recorded are not realized or if penalties and interest are incurred, the Company has elected to record all amounts within income tax expense.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Equity Based Compensation

The Company recognized approximately $1.9 million in equity-based compensation expense for the year ended December 31, 2022.

Employee equity-based compensation is measured based on the grant-date fair value of the awards. The Company grants service-based awards that vest over a specified service period, and performance-based awards that vest when the Company meets specified performance metrics or after a specified period of time, whichever occurs first. For performance-based awards, the Company reviews whether the options will vest based on service or performance on an annual basis to determine the period that the recipient is required to perform services in exchange for the award, or the requisite service period.

The Company recognizes compensation expense using graded vesting for awards with multiple vesting tranches over the requisite service period for each separately vesting tranche of the award as if the award was, in-substance, multiple awards, over the requisite service period.

The determination of fair value of equity-based payment awards on the date of grant using models is affected by the Company’s estimated unit price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected unit price volatility over the term of the awards, actual and projected employee equity-based compensation exercise activity, risk-free interest rate, expected dividends and expected term. The Company uses the Contingent Claim Analysis method, which allocates total available proceeds to various classes of equity securities at an anticipated exit event in accordance to the rights and distribution preferences of the holders as detailed in the award agreement. The Company has elected to recognize forfeitures in the period in which the forfeiture occurs.

Advertising

Advertising costs are expensed when incurred and totaled approximately $2.1 million for the year ended December 31, 2022.

New Accounting Standards

All new accounting pronouncements that have been issued but not yet effective are currently being evaluated and at this time are not expected to have a material impact on our financial position or results of operations.

3. Goodwill

At December 31, 2022, goodwill was $147.3 million for the United States reportable segment. There were no changes to the carrying value of goodwill during the year ended December 31, 2022. Accumulated impairment was $122.2 million as of December 31, 2022.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

4. Intangible Assets

Identified intangible assets by major classification is as follows:

	Life	Gross	Accumulated Amortization	Net Book Value
December 31, 2022
Intangible assets not subject to amortization:
Trade names	Indefinite	$16,348	$—	$16,348
Intangible assets subject to amortization:
Customer relationships	15 years	289,600	(79,252)	210,348
Developed technology	10 years	39,600	(16,266)	23,334
Covenants not to compete	3 years	38,700	(38,700)	—

Total intangible assets before adjustments		384,248	(134,218)	250,030
Currency translation adjustments		(909)	439	(470)

		$383,339	$(133,779)	$249,560

Amortization expense for intangible assets subject to amortization totaled approximately $23.3 million for the year ended December 31, 2022.

Future estimated amortization expense relating to intangible assets subject to amortization is as follows:

For the Year Ending December 31,
2023	$23,265
2024	23,265
2025	23,265
2026	23,265
2027	23,265
Thereafter	117,357

$233,682

5. Long-Term Debt

Long-term debt consisted of the following:

December 31, 2022
Term loan, gross	$398,400
Less: OID and deferred financing costs	(9,455)

Long-term debt, net	388,945
Less: current maturities	(4,150)

Long-term debt, net of current maturities	$384,795

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Future debt maturities are as follows:

For the Year Ending December 31,
2023	4,150
2024	4,150
2025	390,100

398,400
Less: OID and deferred financing costs	(9,455)

Long-term debt, net	$388,945

Term Loan

In 2018 the Company entered into a $415.0 million loan (the “Term Loan”). The Term Loan matures on November 26, 2025 and is secured by a first lien over all assets of the Company. The Company is required to make quarterly principal and interest payments on the Term Loan. During the year ended December 31, 2022, the Company made required principal payments of $4.2 million. All outstanding borrowings on the Term Loan bear interest, at the Company’s election, as follows: (i) each eurocurrency rate loan bears interest at a rate equal to the eurocurrency rate plus the applicable rate and (ii) each base rate loan bears interest at a rate equal to the base rate plus the applicable rate. The eurocurrency rate means the LIBOR rate two business days prior to the commencement of an interest period. The eurocurrency rate will be deemed to be 0.00% if the eurocurrency rate would be less than 0.00%. The base rate means a rate equal to the greatest of (a) the federal funds effective rate plus 1⁄2 of 1%, (b) the prime rate and (c) the eurocurrency rate plus 1.00%. The base rate will be deemed to be 0% if the base rate would be less than 0%. The applicable rate means a percentage equal to 5.25% for a eurocurrency rate loan and 4.25% for a base rate loan. At December 31, 2022, the Term Loan bore interest at 9.6%.

Line of Credit

In 2018, together with the Term Loan, the Company entered into a $50.0 million revolving line of credit (the “Line of Credit”). The Line of Credit matures on November 27, 2023 and is secured, together with the Term Loan, by a first lien over all assets of the Company. At December 31, 2022, no amounts were outstanding under the Line of Credit and the Company had $1.9 million in outstanding standby letters of credit which reduce the availability under the Line of Credit to $48.1 million as of December 31, 2022.

The Company is required to make quarterly interest payments on the Line of Credit. Interest on all outstanding borrowings on the Line of Credit bear interest, at the Company’s election, as follows: (i) each eurocurrency rate loan bears interest at a rate equal to the eurocurrency rate plus the applicable rate; (ii) each base rate loan bears interest at a rate equal to the base rate plus the applicable rate; and (iii) each swing line loan bears interest at a rate equal to the base rate plus the applicable rate. The eurocurrency rate means the LIBOR rate two business days prior to the commencement of an interest period. The eurocurrency rate will be deemed to be 0.00% if the eurocurrency rate would be less than 0.00%. The base rate means a rate equal to the greatest of (a) the federal funds effective rate plus 1⁄2 of 1%, (b) the prime rate and (c) the eurocurrency rate plus 1.00%. The base rate will be deemed to be 0% if the base rate would be less than 0%. The applicable rate means a percentage between 3.00% and 3.50% for a eurocurrency rate loan and between 2.00% and 2.50% for a base rate loan, depending on the Company’s consolidated net leverage ratio for the prior quarterly period. At December 31, 2022 , no amounts were drawn on the Line of Credit. The annual commitment fee ranges from 0.375% to 0.50% of the unused portion of the Line of Credit.

The credit facility contains certain representations and warranties, affirmative and negative covenants and events of default. The negative covenants in the credit facility restrict the Company’s ability, subject to certain baskets and exceptions, to (among other things) incur liens or indebtedness, make investments, enter into mergers and other fundamental changes, make dispositions or pay dividends or distributions. The restriction on dividend or distribution payments includes an exception that permits the Company to pay dividends or distributions and make other restricted payments regardless of dollar amount so long as, after giving pro forma effect thereto, the Company has a consolidated net leverage ratio, as defined in the credit facility, within predefined ranges, subject to certain increases following designated material transactions.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

The credit facility includes certain springing financial covenants that are only tested if the aggregate principal amount of the Line of Credit and/or letters of credit (excluding up to $5.0 million of letters of credit and other letters of credit that have been cash collateralized or backstopped) exceed 60% of Revolving Credit Commitments. These springing financial covenants restrict the Company from exceeding a consolidated Super Priority Net Leverage Ratio of 1.00 to 1.00 as of the last day of any fiscal quarter end, and a Consolidated Total Net Leverage Ratio not to exceed 4.50 to 1.00. At December 31, 2022, the Company was not subject to these springing financial covenants.

The credit facility prevents the Company from incurring any first lien indebtedness if the Consolidated First Lien Net Leverage Ratio is greater than 3.00:1.00, incurring junior lien indebtedness if the Consolidated Secured Net Leverage Ratio is greater than 3.00:1.00 or incurring unsecured indebtedness if the Consolidated Interest Coverage Ratio is more than 2.00 to 1.00 or the Consolidated Total Net Leverage Ratio is not greater than 3:00:1.00 after giving effect to such transactions.

BEP Ulterra Holdings Inc., a wholly owned subsidiary of BEP Diamond Topco L.P., is the borrower of the Term Loan and the Line of Credit. There are no assets or liabilities held by or operations and cash flows of BEP Diamond Topco L.P., besides the ownership of the borrower and the equity-based compensation, that would generate a material difference between the financial statements of BEP Diamond Topco L.P. and BEP Ulterra Holdings Inc. Equity based compensation expense recognized by BEP Diamond Topco L.P. was approximately $1.9 million for the year ended December 31, 2022.

Interest Rate Swap

In January 2019, the Company entered into an interest rate swap as a cash flow hedge against adverse fluctuations in LIBOR rates. The interest rate swap had an initial notional value of $200.0 million, amortized according to a notional schedule and matured on February 28, 2022. On a quarterly basis, the Company paid a fixed rate of 2.601% and received the greater of 0% or one-month LIBOR.

In July 2020, the Company entered into an interest rate swap as a cash flow hedge against adverse fluctuations in LIBOR rates. The interest rate swap had an initial notional value of $100.0 million, amortizes according to a notional schedule and matures on February 29, 2024. The notional value as of December 31, 2022 was $300.0 million. On a quarterly basis, the Company pays a fixed rate of 0.38% and receives the greater of 0% or one-month LIBOR.

The interest rate swap is designated as a cash flow hedge and recognized on the consolidated balance sheet at fair value. If the hedging relationship qualifies as highly effective, the gain or loss on the interest rate swap will be recognized in accumulated other comprehensive income (loss) and reclassified into interest expense in the same period during which the hedged transaction affects earnings. On a quarterly basis the Company uses quantitative information to assess the effectiveness of the hedge.

The fair value of the interest rate swap at December 31, 2022 was $15.2 million, of which $13.2 million, and $2.0 million is included in derivative assets, and derivative asset, net of current portion, respectively. The interest rate swap is valued using broker quotations and is classified in the level 2 fair value hierarchy.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

The following summarizes the impact of the interest rate swap on the results of operations, comprehensive income (loss) and accumulated other comprehensive income (loss):

Derivatives Designated as Cash Flow Hedges	Amount of Gain or (Loss) Recognized in AOCI on Derivatives, Net of Tax (Effective Portion)
Year Ended December 31,
2022
Interest rate swap	$12,617

Statement of Net Income Classification	Amount of Gain or (Loss) Reclassified from AOCI into Earnings, Net of Tax (Effective Portion)
Year Ended December 31,
2022
Interest expense	$(2,774)

We expect that approximately $13.2 million related to cash flow hedges will be reclassified from accumulated other comprehensive income (loss) as a decrease to interest expense in the next 12 months.

See Note 14 for further discussion on the impact of hedge accounting to the Company’s consolidated comprehensive income (loss) and accumulated other comprehensive income (loss).

6. Income Taxes

The partnership, BEP Diamond Topco L.P., is the shareholder of BEP Diamond Holdings and its subsidiaries. BEP Diamond Topco L.P. is generally not subject to federal income tax and most state income taxes. However, BEP Diamond Topco L.P. conducts certain activities through its corporate subsidiaries which are subject to federal and state income taxes. The Company and its subsidiaries file income tax returns primarily in the U.S. and Canada, including various U.S. state income and Canada provincial returns. The Company is subject to regular examinations by various tax authorities. Tax years that remain subject to examination vary by legal entity but are generally open in the U.S. for the tax years ending after 2017 and outside the U.S. for the tax years ending after 2015. To the extent penalties and interest would be assessed on any underpayment of income tax, such accrued amounts are classified as a component of income tax provision (benefit) in the financial statements consistent with the Company’s policy.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

The provision (benefit) for income taxes consists of the following:

Year Ended December 31, 2022
Current:
Federal	$8,656
State	1,730
Foreign	2,930

13,316
Deferred:
Federal	(944)
State	(569)
Foreign	1,520

7

Income tax expense (benefit)	$13,323

Income tax expense (benefit) differed from the amount computed by applying the statutory U.S. federal income tax rate from continuing operations before income taxes as a result of the following:

Year Ended December 31, 2022
Income tax expense/(benefit) at federal statutory rate	$8,924
Permanent differences	269
Return to provision and other adjustments of prior year taxes	328
Withholding taxes	66
State taxes	1,228
Foreign rate differential	206
Impact of foreign earnings	493
Change in valuation allowance	5,517
R&D credit generated	(1,417)
State tax rate change	(41)
Other, net	(2,250)

Income tax benefit	$13,323

Effective tax rate	31%

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31, 2022
Deferred tax assets:
Allowance for doubtful accounts	$484
Accrued vacation	26
Inventory reserves	217
Taxable goodwill	—
Transaction costs	140
Net operating losses	2,474
Foreign tax credits	4,306
R&D credit	1,587
Capitalized research and development costs	4,908
Interest carryover	5
Accrued liabilities and other	—

Net deferred tax assets before valuation allowance	14,147
Less: valuation allowance	(7,874)

Net deferred tax assets	6,273
Deferred tax liabilities:
Prepaids	(96)
Intangible assets amortization	(54,935)
Drill bits	(4,141)
Property, plant and equipment depreciation	(3,079)
Tradenames	—
Partnership deferreds	(198)
Interest rate swap	(3,200)
Other	(40)

Total deferred tax liabilities	(65,689)

Net deferred tax liabilities	$(59,416)

US Deferred Tax Assets & Liabilities, net

At December 31, 2022, the Company had total deferred tax liabilities of approximately $59.4 million that were substantially comprised of book and tax differences related to intangibles, capitalized research and development costs, interest rate swaps, rental equipment, property, plant, and equipment, and net operating losses. At December 31, 2022, the Company had U.S federal research and development credit carryforwards of approximately $1.6 million which expires from 2034 through 2042. At December 31, 2022, the Company had a valuation allowance of $7.9 million, due to uncertainties in respect to its ability to utilize its U.S. foreign tax credit carryforwards before they expire of $4.3 million, research and development credit for the state of Texas of $1.6 million, and certain deferred tax assets in foreign jurisdictions of $2.0 million.

Uncertain Tax Positions

At December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized tax benefits as a component of income tax expense. For the year ended December 31, 2022 interest and penalties related to unrecognized tax benefits were minimal.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Impact of CARES and CEWS Act

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law due to the COVID-19 pandemic. The CARES Act contains modifications on the limitation of business interest by increasing the allowable business interest deduction from 30% of adjusted taxable income to 50% of adjusted taxable income for tax years beginning in 2019 and 2020. In addition, the CARES Act allows a company to elect to calculate the 50% limit for 2020 based on its 2019 adjusted taxable income (i.e. ATI). These modifications significantly increased the Company’s allowable interest expense deduction. As a result of the CARES Act, the Company fully utilized all interest expense that was deferred in 2019 with no additional disallowed interest expense in 2020. In addition, it permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021 and allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. As of December 31, 2022, the Company is expecting to receive $1.4 million in a refund due to the CARES Act as a result of NOL carryback to 2017.

7. Employee Benefit Plans

The Company has benefit plans covering substantially all of its employees. Employee and employer contribution benefit plans cover employees in the U.S., Canada and other countries where the Company has operations. Employer contributions are generally based on years of service, a percentage of current earnings and matching of employee contributions.

For the U.S., the Company sponsors a 401(k) profit sharing plan (the “Plan”) for the benefit of all eligible U.S. employees. Employees who are at least 18 years of age are eligible to participate on the first day of the month after completing thirty days of service. The Plan is qualified under Section 401(k) of the US Internal Revenue Code, thereby allowing eligible employees to make tax-deferred contributions. The Plan provides that the Company may, at its discretion, authorize a contribution to the Plan for the purpose of matching employees’ elective deferrals and the amount contributed was $1.2 million for the year ended December 31, 2022.

For Canada, the Company sponsors a Registered Pension Plan (the “RPP”) and employees can also participate in a Registered Retirement Savings Plan (the “RRSP”)for the benefit of all eligible Canadian employees. Employees are eligible to participate after completing three months of service. The RRSP allows eligible employees to make tax-deferred contributions. The RPP provides that the Company may, at its discretion, authorize a contribution to the RPP for the purpose of matching employees’ elective deferrals. There were no contributions made in the year ended December 31, 2022.

8. Commitments and Contingencies

The Company is involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters in the normal course of business. In the Company’s opinion, any ultimate liability, to the extent not otherwise recorded or accrued for, will not materially affect the Company’s financial position, cash flow or results of operations.

The Company maintains credit arrangements with financial institutions providing for short-term borrowing capacity, overdraft protection and bonding requirements. As of December 31, 2022, the Company was contingently liable for approximately $4.3 million of outstanding standby letters of credit, which is partially collateralized by restricted cash of approximately $3.3 million in the accompanying consolidated balance sheet. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid.

The Company’s business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to the Company’s business. Although the Company has not incurred material costs in connection with its compliance

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

with such laws, there can be no assurance that other developments, such as new environmental laws, regulations and enforcement policies thereunder may not result in additional, presently unquantifiable, costs or liabilities to the Company.

9. Equity

Partnership Interests

“Partnership Interest” means a partnership interest of BEP Diamond Topco L.P. (the “Partnership”). Each partner’s relative rights, privileges, preferences, restrictions and obligations with respect to the Partnership are represented by each partner’s Partnership Interests. There are two classes of Partnership Interests: general partner interests and limited partner interests. The limited partner interests are comprised of common interests and profits interests. Common interests and profits interests may be issued in whole or fractional interests. The Partnership is authorized to issue two series of profits interests, the “Class A Profits Interests” and the “Class B Profit Sharing Interests” and two series of common interests, “Class C Common Interests”, and “Class D Common Interests”. A total of one general partner interest is authorized for issuance. The general partner interest is non-economic (it is not entitled to any allocation of income, gains, losses or deduction or to any distributions). The Partnership is authorized to grant award agreements, including Class A Profits Interests. 10,000,000 Class A Profits Interests are authorized for issuance, 5,000,000 Class B Profit Sharing Interests are authorized for issuance, 400,000,000 Class C Common Interests are authorized for issuance and 8,000,000 Class D Common Interests are authorized for issuance. Each Class C Common Interest and Class D Common Interest had an issuance price of $1.00 per Class C Common Interest or Class D Common Interest issued as of the Acquisition Date (the “Issuance Price”). Partnership Interests may be issued in whole or fractional interests. A partner may own one or more classes of Partnership Interests, and the ownership of one class of Partnership Interests do not affect the rights, privileges, preferences or obligations of a Partner with respect to the other class of Partnership Interests owned by that partner.

Partnership Interests held by Class C Common Interests partners consist of the respective economic interests. Partnership Interests held by Class A Profits Interests partners, Class B Profit Sharing Interests partners and Class D Common Interests partners consist of the respective economic interests and do not have voting or other rights that would otherwise be possessed by a partner of a Delaware limited partnership. As a result of the November 2018 acquisition, the Company had issued and outstanding 0 Class A Profits Interests, 5,000,000 of Class B Profit Sharing Interests ($0.2 million of partners’ interests), 364,182,585.00 of Class C Common Interests ($364.2 million of partners’ interests) and 7,544,897.11 of Class D Common Interests ($7.3 million of partners’ interests). Additionally, BEP Diamond Topco LLC, a Delaware limited liability company, was admitted as the general partner of BEP Diamond Topco L.P., and BEP Diamond Topco L.P. was deemed to have issued one general partner interest to BEP Diamond Topco LLC.

Except as otherwise provided in the partnership agreement, all items of income, gain, loss and deduction are allocated between the partners in a manner such that, after giving effect to the special tax allocations, the capital account of each partner, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to each partner pursuant to a liquidation as defined in the Agreement of Limited Partnership (the Partnership Agreement) summarized as follows:

(i)	First, to holders of outstanding Common Interests pro rata until the initial common interest threshold is achieved;

(ii)

Second, a) to holders of Class B Profit Sharing Interests pro rata in an amount equal to 5% multiplied by the Initial Common Interest Percentage, b) to holders of initial common interests pro rata equal to 95% multiplied by the initial common interest percentage, and c) to the subsequent common interest holders pro rata until certain return thresholds have been achieved by the Blackstone Common Interest holders.

(iii)

Third, a) to holders of vested Class A Profits Interests pro rata to 12% multiplied by the aggregate Class A vested percentage and the remainder to b) (1) to Class B Profits Sharing Interests pro rata equal to 5% multiplied by the initial common interest percentage, (2) to the holders of initial common interests pro rata an amount equal to 95% multiplied by the initial interest percentage and (3) the remainder to the subsequent common interests holders pro rata until certain return thresholds have been achieved by the Blackstone common interest holders.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

(iv)

Thereafter, a) to holders of vested Class A Profits Interests pro rata equal to 17.5% multiplied by the aggregate Class A vested percentage and the remainder to b) (1) to Class B Profits Sharing Interest pro rata equal to 5% multiplied by the initial common interest percentage, (2) to holders of initial common interests pro rata equal to 95% multiplied by the initial common interest percentage and (3) the remainder to the subsequent common interests holders pro rata.

Distributions of assets and properties of the Partnership shall be made by the Partnership at such times as determined by the general partner. Distributions of assets and properties other than cash and cash equivalents requires unanimous consent and would be based upon the fair market value of the assets or properties as if such assets and properties were cash or cash equivalents equal to their fair market value.

10. Equity Based Compensation

As a result of the Acquisition, the BEP Diamond Topco Management Holdings LLC Profits Interest Incentive Plan was established (the “2018 PII Plan”). The 2018 PII Plan authorized 10,000,000 awards of Class A Tracking Units (“Class A Profits Interests”) in BEP Diamond Topco Management Holdings LLC to selected employees and other service providers of the Company to incentivize employees and other service providers to exert maximum effort when rendering services to the Company. The managing member is authorized under the 2018 PII Plan to grant awards and to establish the terms and conditions of the grant and vesting of the awards.

Except as otherwise provided in an individual award agreement, Class A Profit Interests granted under the 2018 PII Plan are split equally between time-vesting Class A Tracking Units (“Time-Vesting Profits Interests”) and performance-vesting Class A Tracking Units (“Performance-Vesting Profits Interests”). The Time-Vesting Profits Interests vest 20% on each anniversary of the award date, except for the immediate vesting of any Time-Vesting Profits Interests that vest within one year of the date of the participant’s death or permanent disability. The Performance-Vesting Profits Interests have value only if the Company’s designated financial performance objectives are met and the recipient remains employed during the period required for the award to vest. The Performance-Vesting Profits Interests vest 20% on each anniversary of the performance vesting date based on annual and cumulative EBITDA based metrics for the twelve month periods as described in the 2018 PII Plan or the individual award agreements, except for the immediate vesting of any Performance-Vesting Profits Interests that vest on the performance vesting date that follows the date of the participant’s death or permanent disability. Additionally, if the Company does not meet the EBITDA based metrics, the Performance-Vesting Profits Interests will vest on the seventh anniversary of the grant date if the recipient provides continuous service from the grant date to the seventh anniversary of the grant date. The Class A Profit Interests provide for full vesting in the event of certain transactions that would result in a change of control of the Company.

The Class A Profit Interests participate in distributions above a certain threshold, which is determined by referencing the amount that a pre-existing Unitholder would receive if the Company were liquidated at fair value.

During the year ended December 31, 2022, the Company issued 625,337 Class A Profit Interests under the terms of the BEP Diamond Topco Management Holdings LLC Profits Interest Incentive Plan, as amended, with an estimated fair value of $3.6 million to certain employees of the Company. Estimated fair value was determined using the Contingent Claim Analysis (“CCA”) which allocates total available proceeds to various classes of equity securities at an anticipated Exit Event in accordance to the rights and distribution preferences of the holders as detailed in the Amended and Restated Limited Partnership Agreement of BEP Diamond Topco L.P. dated November 26, 2018. The Company has elected to recognize forfeitures in the period in which the forfeiture occurs.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

The range of assumptions used in the CCA and resulting fair value of interests granted were as follows:

Year Ended December 31, 2022
Expected Term (in years)	1.5 - 3.5 years
Expected volitility	65% - 75%
Expected dividend yield	0%
Risk-free interest rate	2.4% - 3.0%
Weighted average grant-date fair value	$5.76

The Company measures the fair value of the Time Vesting Profit Interests at the grant date and recognizes compensation expense over the requisite service period using the graded vesting method. For the Performance-Vesting Profit Interests the requisite service period, which is determined to be the shorter of the 5 year graded vesting period if it is probable that the EBITDA targets will be met or the 7 year cliff vesting date. At the time of the issuance of the Class A Profit Interests, management determined that it was probable that the performance EBITDA targets would be met and compensation expense was recorded over the five-year service period using the graded vesting method. Total compensation costs related to the Class A Profit Interests was $1.9 million for the year ended December 31, 2022. The Company had $5.1 million of unrecognized compensation costs on the Class A Profit Interests to be recognized over weighted average remaining life of 4.11 years.

The following tables summarize award activity for Class A Profit Interests:

	Options	Weighted- Average Grant Date Fair Value
Outstanding as of December 31, 2021	9,262,584	$1.22
Granted	625,337	5.76
Forfeited or repurchased	(174,825)	1.61

Outstanding as of December 31, 2022	9,713,096	$1.52

Vested at December 31, 2022	2,774,217	$1.22

11. Leases

Lessor Arrangements

Total equipment rental revenue was approximately $331.6 million for the year ended December 31, 2022.

Lessee Arrangements

The Company leases manufacturing and administrative facilities located in the United States, Canada, and internationally under operating lease agreements. The Company also leases equipment and vehicles under operating and finance lease agreements expiring at various dates through 2031, Operating leases are included in right of use assets on the consolidated balance sheet and finance leases are included in property, plant and equipment on the consolidated balance sheet.

The Company determines if an arrangement is a lease at inception. A contract is determined to contain a lease component if the arrangement provides the Company with a right to control the use of an identified asset. Lease agreements may include lease and non-lease components. In such instances for all classes of underlying assets, the Company does not separate lease and non-lease components but rather accounts for the entire arrangement under leasing guidance. Leases with an initial term of 12 months or less are not recorded on the balance sheet and lease expense for these leases is recognized on a straight-line basis over the lease term.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Right of use lease assets and lease liabilities are initially measured based on the present value of the future minimum fixed lease payments (i.e., fixed payments in the lease contract) over the lease term at the commencement date. In instances that the implicit rate of the lease agreement is not readily determinable, the Company will utilize its incremental borrowing rate based on the information available at the commencement date in determining the present value of future minimum lease payments. The Company calculates its incremental borrowing rate using the interest rate that it would have to pay to borrow on a fully collateralized basis an amount equal to the lease payments in a similar economic environment over a similar term and considers its historical borrowing activities and market data from entities with comparable credit ratings in this determination. The measurement of the right of use asset also includes any lease payments made prior to the commencement date (excluding any lease incentives) and initial direct costs incurred.

Lease terms may include options to extend or terminate the lease and the Company incorporates such options in the lease term when it is reasonably certain that the Company will exercise that option. In making this determination, the Company considers its prior renewal and termination history and planned usage, incorporating expected market conditions and economic incentives for extension of the assets under lease.

For operating leases, lease expense for minimum fixed lease payments is recognized on a straight-line basis over the lease term. The expense for finance leases includes both interest and amortization expense components, with the interest component calculated based on the effective interest method and the amortization component calculated based on straight-line amortization of the right of use asset over the lease term. Lease contracts may contain variable lease costs, such as common area maintenance, utilities, insurance, and tax reimbursements that vary over the term of the contract. Variable lease costs are not included in minimum fixed lease payments and as a result are excluded from the measurement of the right of use assets and lease liabilities. Rather, the Company expenses all variable lease costs as incurred.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

The Company’s right-of-use lease assets and lease liabilities were as follows:

	Classification	December 31, 2022
Assets
Operating lease assets	Lease right of use assets, operating	$7,972
Finance lease assets (a)	Property, plant and equipment, net	5,566

Total leased assets		$13,538

Liabilities
Current
Operating	Operating lease right of use liability, current	$2,319
Finance	Finance lease right of use liability, current	3,600

Noncurrent
Operating	Operating lease right of use liability, net of current portion	5,726
Finance	Finance lease right of use liability, net of current portion	1,616

Total lease liabilities		$13,261

(a)	Finance lease assets are recorded net of accumulated depreciation of $10.1 millionat December 31, 2022.

The components of lease expense were as follows:

	Classification	Year Ended December 31, 2022
Operating lease cost	Selling, general and administrative	$3,534
Finance lease cost
Amortization of leased assets	Selling, general and administrative	2,750
Interest on lease liabilities	Interest expense	171
Short-term lease cost	Selling, general and administrative	219
Variable lease costs (costs excluded from minimum lease payments)	Selling, general and administrative	823

Total lease cost		$7,497

Supplemental cash flow information was as follows:

Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$4,358
Operating cash flows for finance leases	$171
Financing cash flows for finance leases	$2,750

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Other information related to leases was as follows:

Year ended December 31, 2022
Weighted-average remaining lease term (years)
Operating leases	5.2
Finance leases	1.5

Weighted-average discount rate
Operating leases	7.6%
Finance leases	2.5%

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on our consolidated balance sheet as of December 31, 2022.

Year Ended December 31,	Operating Leases	Finance Leases
2023	$2,725	$3,759
2024	2,088	1,674
2025	1,470	—
2026	967	—
2027	592	—
Thereafter	1,978	—

Total Lease payments	9,820	5,433
Less: Interest	(1,775)	(217)

Present value of future minimum lease payments	$8,045	$5,216

12. Fair Value of Financial Instruments

Certain assets and liabilities are measured at fair value and are categorized based on the level of judgment associated with the inputs used to measure their fair value. The standard establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date for the duration of the instrument’s anticipated life.

Level 3 - Inputs are unobservable and therefore reflect management’s best estimate of the assumptions that market participants would use in pricing the asset or liability.

The Company believes the carrying amounts of financial instruments as of December 31, 2022, including cash equivalents, accounts receivable and accounts payable, approximate their fair values due to their short maturities. The Company’s long-term debt bears interest at market rates and the Company’s management does not believe there has been a change in the Company’s credit quality from the date of issuance. Thus, the Company’s management believes their carrying amounts approximate fair value (Level 2).

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

13. Business Segments

The Company’s operations are organized into three reportable segments: United States, Canada and International.

United States

The US operations are supported by a manufacturing facility in Fort Worth, Texas and supply a variety of equipment and technologies used to perform drilling operations throughout the world. In the U.S. market, the Company provides its drill bits on a per run rental basis.

Canada

The Company’s Canadian manufacturing and repair facilities, which are located in Leduc, Alberta, primarily manufactured steel PDC drill bits until June 2019, when a matrix manufacturing facility opened, allowing the manufacture of matrix bits.

International

The international segment includes operations in countries in the Middle East, Latin America and Asia Pacific regions, including Mexico, Australia, Colombia, Oman, Saudi Arabia, Ecuador, United Arab Emirates, Argentina, Kuwait, China, Thailand, Vietnam, Malaysia, and Egypt. The Company operates repair facilities in Argentina, Colombia, Oman and Saudi Arabia. In select international markets, such as Saudi Arabia, the Company sells its drill bits directly to E&P operators, including national oil companies such as Saudi Aramco.

The Company evaluates performance and allocates resources based on revenues and profit or loss from operations before income taxes. Non-segmented revenues and non-segmented costs relate to freight charges and corporate costs and are not allocated to the reportable segments.

The following tables present selected financial data by reportable segment and include a reconciliation of reportable segment revenue and operating income to the Company’s consolidated revenues and operating income (loss):

Year Ended December 31,
2022
Revenue:
United States	$276,531
Canada	44,259
International	59,031

Total revenue for reportable segments	$379,821

Reconciliation to reported revenues:
Freight revenue	$11,985
Eliminations (1)	(22,364)
Other	744

Total consolidated revenues	$370,186

(1)

Sales from one segment to another generally are priced at estimated equivalent commercial selling prices. Eliminations and corporate costs include intercompany transactions conducted between the three reporting segments that are eliminated in consolidation. Intercompany transactions within each reporting segment are eliminated within each reporting segment.

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

Year Ended December 31,
2022
Income (loss) before income taxes:
United States	$99,690
Canada	12,269
International	6,245

Total income (loss) before income taxes for reportable segments	$118,204

Reconciliation to reported income (loss) before income taxes:
Freight revenue	$11,985
Other	744
Corporate selling, general and administrative expenses	(97,381)
Corporate cost of goods sold	36,982
Corporate interest expense	(28,038)

Total consolidated income (loss) before income taxes	$42,496

The following table presents total assets by reportable segment and a reconciliation to the Company’s consolidated total assets:

December 31 2022
Segment assets:
United States	$438,499
Canada	50,409
International	87,679

Total assets for reportable segments	576,587
Reconciliation to reported assets:
Corporate and eliminations (1)	70,748

Total consolidated assets	$647,335

(1)	The assets in corporate and eliminations is primarily cash, the Ulterra trade name, derivative assets, and the elimination of intercompany receivables.

Entity-wide information - product lines

Drill bits

The Company manufactures a suite of matrix and steel PDC drill bits applicable to most drilling conditions on a global basis. The Company also provides roller cone drill bits for rental or sale as an alternative to PDC drill bits. Drill bits are a consumable wear part, capable of being repaired several times during their useful lives. The Company ensures optimal performance on each run thorough repair and testing over the course of the drill bit’s life.

The Company has only one product line and therefore additional entity-wide information is not presented.

14. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes changes in the fair value of the interest rate swap that qualifies for hedge accounting and foreign currency translation adjustments. The Company’s reporting currency is the U.S. dollar. The Company’s international entities in which there is a substantial investment have the local currency as their functional currency. As a result, foreign currency translation adjustments resulting from the process of translating the entities’ financial statements into the reporting currency are reported in other comprehensive income (loss).

BEP Diamond Topco L.P.

Notes to Consolidated Financial Statements

(Except as noted within the context of each note disclosure, the dollar amounts presented in tables are stated in thousands)

The components of accumulated other comprehensive income (loss) are as follows:

Year ended December 31,
2022
Balance at the beginning of the period	$3,426
Foreign currency translation	(546)
Interest rate swap amounts reclassified into interest expense	(2,774)
Changes in fair value of interest rate swap, net of tax	12,617

Other comprehensive income (loss)	9,297

Balance at end of the period	$12,723

15. Subsequent Events

Events subsequent to December 31, 2022 and through March 1, 2023, the date the consolidated financial statements were available to be issued, have been evaluated for possible recognition or disclosure in the consolidated financial statements and no subsequent events requiring financial statement recognition or disclosure were noted.